United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Home Depot Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Home Depot Shareholders
RE:	Item No. 7 (“Shareholder Proposal Regarding Electioneering Contributions Congruency Analysis”)
DATE:	May 5, 2020

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

Tara Health Foundation urges shareholders to vote YES on of our proposal on The Home Depot’s 2020 proxy ballot (Item No. 7). The resolved clause states:

Resolved: The Home Depot publish, at least annually, a report prepared at reasonable expense analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies.

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

We are long-term shareholders in The Home Depot, in no small part because of the company’s numerous corporate responsibility initiatives. We have filed our shareholder proposal because it is apparent that Home Depot’s political spending patterns are undermining the good work and the high aspirations of these corporate responsibility initiatives.

The shareholder proposal cites two examples.

Climate change. The Home Depot has set a science-based target of reducing carbon emissions by 50% by 2035, and toward that end, has decreased its U.S. store energy use ahead of its initial goals. It is therefore deeply troubling that our Company is a member of the U.S. Chamber of Commerce, which despite recent changes to its stated climate policy, continues to lobby for regressive regulatory frameworks that would significantly slow a transition to a less carbon-intensive energy mix. (See https://www.newsweek.com/climate-action-lobby-groups-greta-thunberg-1461292 “U.S. Lobby Groups ‘dominate’ list of most effective climate change action blockers,” Newsweek, September 25, 2019.)

(The U.S. Chamber of Commerce is also working at cross purposes to The Home Depot’s admirable work during the COVID-19 pandemic. The Home Depot is donating and redirecting millions of dollars worth of masks and other personal protective equipment to hospitals, healthcare providers and hospitals, providing much-needed relief in this time of high crisis. Yet the US. Chamber of Commerce has been actively lobbying the Trump Administration against using the Defense Production Act more aggressively to achieve the same ends. See https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html “Trump bets Business will answer call to fight virus, but strategy bewilders firms,” New York Times, March 22, 2020.)

Reproductive healthcare. Home Depot has evidenced a strong commitment to gender diversity through its support of a women’s employee resource group known as The Women’s Link; a “Women in Leadership” curriculum; and other actions including the provision of strong reproductive health and maternity benefits.

Yet based on public data, we estimate that in the last two election cycles, The Home Depot made at least $400,000 in political contributions to anti-choice candidates and committees in the 2016 and 2018 election cycles from the corporate treasury, and in addition, The Home Depot Political Action Committee donated at least $4.5 million to anti-choice candidates and committees. (We use the term “anti-choice” to describe persons or groups who have either declared their opposition to access to abortion and/or contraception or demonstrated it by voting against legislation to restrict such access, or donating to candidates, officeholders, political committees or organizations that promote tightened access.)

To the extent that The Home Depot’s political contributions conflict with its values, policies and programs, they pose reputational risk. Indeed, facing a boycott in 2019, The Home Depot has already felt it necessary to distance itself from retired founder Bernie Marcus’s political views. (See https://thehill.com/homenews/campaign/452126-home-depot-facing-boycott-over-donation-to-trump-reelection “Home Depot facing boycott over co-founder's Trump donation,” The Hill, July 9, 2019.) In the wake of the passage of Georgia’s “heartbeat bill” last spring, a company spokesman asserted the company’s neutrality, telling the Atlanta Journal-Constitution that abortion was “a very personal issue to the individual so we don’t see it as our place to weigh in.” However, this assertion of neutrality is contradicted by the political spending data cited above. (See https://www.ajc.com/news/state--regional-govt--politics/georgia-corporate-powers-remain-the-sidelines-heartbeat-debate/LBksoUKKhhL1AF5feIYuKL/ “Georgia corporate powers remain on the sidelines in ‘heartbeat’ debate,” Atlanta Journal-Constitution, June 10, 2020).

Our nation’s economic recovery from the COVID-19 pandemic will be integrally tied to the strength of its workforce. The proponent believes that the strength of our workforce is being actively undermined by many of The Home Depot’s political spending recipients.

Why Investors Should Vote for Item No. 7

The Home Depot is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and the values that these policies imply.

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities they operate in. In a 2019 survey of more than 4,000 Americans, Just Capital found that a firm majority (59%) of Americans believe that CEOs have a responsibility to take a stand on important social issues, and a sizable plurality (38%) believe that CEOs have a responsibility to take a stand -- no matter what the issue. (See https://justcapital.com/2019-survey-report-download A Roadmap for Stakeholder Capitalism: 2019 Survey Results.) Just Capital has also found that between 2018 and 2019, Americans’ trust in corporate America declined (https://justcapital.com/polling/) significantly, from 54% to 48%.

The Home Depot’s opposition statement in the proxy statement completely evades the issue raised in our proposal. The statement describes the company’s current governance and transparency mechanisms. But it is completely silent on the issue of political spending incongruency and the risks incurred by supporting politicians and groups working at cross purposes to the social and environmental goals pursed by the corporation. (It is also worth noting that The Home Depot’s overall political spending transparency and accountability mechanisms do not rise to the level of best practices among its peers, according to the Center for Political Accountability annual ranking. (See https://politicalaccountability.net/hifi/files/2019-CPA-Zicklin-Index-Report.pdf the 2019 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, p. 43). Deficiencies noted in that report include incomplete or limited disclosure of independent political expenditures, trade association payments used for political purposes, donations to 501c4s, and other areas.)

The additional disclosure called for in our proposal will motivate The Home Depot’s board and management team to ensure that the company’s political spending does not undermine our companies’ values and aspirations.

For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our proposal, and seek your YES vote on Item No. 7.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.